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10026279

FEB 26 2010

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[SECURITIES AND EXCHANGE CO]MMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 32152

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TrustCore Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

105 Westwood Place, Suite 400
(No. and Street)

Brentwood (City) Tennessee (State) 37027 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Darryl L. Edmonds (615) 377-1177
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Maggart & Associates, P.C.
(Name – *if individual, state last, first, middle name*)

150 Fourth Avenue, North Suite 2150 (Address) Nashville (City) Tennessee (State) 37219 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Darryl L. Edmonds, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TrustCore Investments, Inc., as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JOHN W. YARBOROUGH
STATE OF TENNESSEE
NOTARY PUBLIC
WILLIAMSON

Signature

Secretary
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. **Statement of Cash Flows**
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MAGGART & ASSOCIATES, P.C.
Certified Public Accountants
150 FOURTH AVENUE, NORTH
SUITE 2150
NASHVILLE, TENNESSEE 37219-2417
Telephone (615) 252-6100
Facsimile (615) 252-6105

INDEPENDENT AUDITOR'S REPORT

To The Board of Directors
TrustCore Investments, Inc.
(a wholly-owned subsidiary of TrustCore Financial, Inc.)
Brentwood, Tennessee

We have audited the accompanying statement of financial condition of TrustCore Investments, Inc. (a wholly-owned subsidiary of TrustCore Financial, Inc.) as of December 31, 2009, and the related statements of income (loss), changes in stockholder's equity, changes in subordinated liabilities and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TrustCore Investments, Inc. at December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental Schedules 1 through 6 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Maggart & Associates, P.C.

Nashville, Tennessee
February 17, 2010

TRUSTCORE INVESTMENTS, INC.
(a wholly-owned subsidiary of TrustCore Financial, Inc.)

Statement of Financial Condition

December 31, 2009

Assets

Cash	$	74,618
Deposit with clearing organization		50,000
Receivable from fund companies and clearing organization		97,356
Due from parent company		4,623
Prepaid expenses		58,155
Total assets	$	284,752

Liabilities and Stockholder's Equity

Liabilities:		
Payable to registered representatives	$	102,125
Income taxes payable		2,324
Total liabilities		104,449
Stockholder's equity:		
Common stock (no par value). Authorized 2,000 shares, issued and outstanding 10 shares		1,000
Additional paid-in capital		7,325
Retained earnings		171,978
Total stockholder's equity		180,303
Total liabilities and stockholder's equity	$	284,752

The accompanying notes are an integral part of these financial statements.

TRUSTCORE INVESTMENTS, INC.
(a wholly-owned subsidiary of TrustCore Financial, Inc.)

Statement of Income (Loss)

For the Year Ended December 31, 2009

Revenues:	
Commissions	$ 1,709,250
Interest and dividends	56
Total revenues	1,709,306
Operating expenses:	
Commission expense	858,475
Salaries and benefits	483,603
Insurance	108,870
Interest expense	2,184
Professional fees	15,710
Telephone	6,234
Taxes and licenses	15,533
Office expense	134,188
Clearance fees	48,581
Total operating expenses	1,673,378
Income before provision for income taxes	35,928
Provision for income taxes	18,705
Net income	$ 17,223

The accompanying notes are an integral part of these financial statements.

TRUSTCORE INVESTMENTS, INC.
(a wholly-owned subsidiary of TrustCore Financial, Inc.)

Statement of Changes in Stockholder's Equity

For the Year Ended December 31, 2009

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
Balance at December 31, 2008	$ 1,000	7,325	154,755	163,080
Net income	-	-	17,223	17,223
Balance at December 31, 2009	$ 1,000	7,325	171,978	180,303

The accompanying notes are an integral part of these financial statements.

TRUSTCORE INVESTMENTS, INC.
(a wholly-owned subsidiary of TrustCore Financial, Inc.)

Statement of Changes in Subordinated Liabilities

For the Year Ended December 31, 2009

Subordinated liabilities at beginning and end of year	$ -

The accompanying notes are an integral part of these financial statements.

TRUSTCORE INVESTMENTS, INC.
(a wholly-owned subsidiary of TrustCore Financial, Inc.)

Statement of Cash Flows

For the Year Ended December 31, 2009

Increase (Decrease) in Cash and Cash Equivalents

Cash flows from operating activities:		
Net income		$ 17,223
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
Decrease in receivable from fund companies and clearing organization	$ 21,373	
Decrease in prepaid expense	9,498	
Decrease in accounts payable	(84)	
Increase in payable to registered representatives	14,250	
Decrease in income taxes payable	(2,019)	
Total adjustments		43,018
Net cash provided by operating activities		60,241
Cash flows from investing activities:		
Increase in due from parent company	(4,623)	
Net cash used in investing activities		(4,623)
Cash flows from financing activities:		
Decrease in due to parent company	(113,334)	
Net cash used in financing activities		(113,334)
Net decrease in cash and cash equivalents		(57,716)
Cash and cash equivalents at beginning of year		132,334
Cash and cash equivalents at end of year		$ 74,618

Supplemental Disclosure of Cash Flow Information:

Cash paid in current year for:	
Interest	$ 2,184
Income taxes	$ 20,724

The accompanying notes are an integral part of these financial statements.

Notes to Financial Statements

December 31, 2009

(1) ***Organization***

TrustCore Investments, Inc. is a wholly-owned subsidiary of TrustCore Financial, Inc. and is engaged in the securities business. The Company is a broker-dealer which sells general securities on a fully disclosed basis through a clearing broker, direct participation programs and variable contracts on a "best efforts" and subscription basis, and mutual funds with all orders cleared through the sponsoring institution.

(2) ***Summary of Significant Accounting Policies***

(a) ***Cash and Cash Equivalents***

For the purpose of the statement of cash flows, the Company considers all cash and highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company maintains its cash in bank accounts which, at times, may exceed federally insured limits. The Company places its cash and cash equivalents with financial institutions management considers to be of a high quality.

(b) ***Revenue Recognition***

The financial statements are prepared on the accrual basis. The Company recognizes commission income on a trade date basis.

(c) ***Income Taxes***

The Company files consolidated federal and state income tax returns with its parent company and other subsidiaries. The policy of the Company's parent is to charge or credit the Company with an amount equivalent to federal and state income taxes or benefit on a separate return basis.

(d) ***Estimates***

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(e) ***Advertising Costs***

Advertising costs are expensed as incurred.

(3) Net Capital Requirements and Other Restrictions

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1) which requires the maintenance of minimum capital equal to $50,000. At December 31, 2009, the Company had net capital as defined of $110,782.

The Company maintains an agreement for clearing services with a broker-dealer registered with the Securities and Exchange Commission. In accordance with the agreement between these parties, a $50,000 cash balance is maintained with the clearing broker and is reflected as deposit with clearing organization in the statement of financial condition. In addition, the clearing agreement established a minimum capital requirement of $100,000 to be maintained by the Company.

(4) Due From Parent Company

The advances of $4,623 at December 31, 2009 represent unsecured non-interest bearing advances made to its 100% shareholder. The account is used for clearing of expense allocation between the Company and its affiliates.

(5) Related Party Transactions

Substantially all expenses of the Company, except commission expense and clearing charges represent allocations of such expenses from its parent company. The allocation is determined by management of the parent company. Expenses allocated to the Company for the year ended December 31, 2009, were approximately $700,000. Included within the current year allocation associated with salaries and benefits is an amount of $67,253 that represents salaries of the parent company's directors. Current year advertising costs of $14,012, as allocated to the Company, were included in the expense category of office expense.

During the year ended December 31, 2005, the Company and its affiliates relocated their operations to a new expanded office facility. In conjunction with this move, the parent company entered into a sublease agreement for this office facility from August, 2005 through December, 2013. Lease payments under this agreement began on January, 2006 with the remaining required lease obligation payable as follows:

Year Ended December 31,	Amount
2010	$ 350,936
2011	358,061
2012	365,187
2013	372,491
	$ 1,446,675

(5) Related Party Transactions, Continued

In addition, the parent company entered into a promissory note agreement with a financial institution, effective October 28, 2005, in an amount of $300,000 to be paid in monthly principal and interest installments of $5,883, at 6.5%, beginning November 28, 2005 through October 28, 2010. Effective December 3, 2008, the interest rate on the promissory note agreement was reduced to 5.75% along with a reduction of the monthly principal and interest payment to $5,833. The proceeds from this note payable were used to fund the cost of the office relocation and related refurnishings. The note was collateralized by the furnishings held by the parent company and is guaranteed by the parent company's directors. On May 11, 2009, the parent company entered into a line of credit note agreement with the same financial institution. Proceeds from the line of credit were used to pay off the existing promissory note. Under the terms of the line of credit agreement, the parent company may borrow up to a principal amount of $1,000,000. The maturity date of the line of credit agreement is May 11, 2010. Interest on the line of credit is due monthly based on the outstanding principal at a variable rate determined by the financial institution. The underlying promissory note associated with the line of credit is unsecured. However, the parent company directors serve as guarantors of the obligation. As of December 31, 2009, the outstanding principal balance on the parent company's line of credit was $95,295. The effective interest rate at December 31, 2009 was 3.75%.

The Company shares in the rental obligation and note payable interest charges through the parent company's allocation of expenses. Rental expense of $101,015, associated with the sublease agreement was allocated to the Company during 2009, net of a related amount of $104,242 allocated to registered representatives, and is included within office expense. Interest of $2,184 associated with the promissory note and line of credit agreements, was allocated during 2009 and is reflected as interest expense.

(6) Provision for Income Taxes

The provision for income taxes at December 31, 2009 consists of the following:

Federal income tax provision	$ 13,715
State income tax provision	4,990
Total income tax provision	$ 18,705

This provision is derived from the current year taxable income from operations after adjustment for certain non-deductible expenses multiplied by the anticipated federal and state effective income tax rates.

(7) ***Receivable from Fund Companies and Clearing Organization and Payable to Registered Representatives***

Amounts receivable from fund companies and clearing organization and payable to registered representatives at December 31, 2009, consist of the following:

	Receivable	Payable
Fees and commissions receivable/payable	$ 97,356	102,125

TRUSTCORE INVESTMENTS, INC.
(a wholly-owned subsidiary of TrustCore Financial, Inc.)

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

As of December 31, 2009

Total stockholder's equity	$ 180,303
Deduct stockholder's equity not allowable for net capital	4,000
Total stockholder's equity qualified for net capital	176,303
Less nonallowable assets and haircuts:	
Receivable from fund companies and clearing organization, outstanding greater than 30 days	2,733
Amount due from parent company	4,623
Prepaid expenses	58,155
Haircuts	10
Total nonallowable assets and haircuts	65,521
Net capital	110,782
Net capital required	50,000
Excess net capital	$ 60,782

TRUSTCORE INVESTMENTS, INC.
(a wholly-owned subsidiary of TrustCore Financial, Inc.)

Computation for Determination of
Reserve Requirements Under Rule 15c3-3
of the Securities and Exchange Commission

As of December 31, 2009

The Company is exempt from the requirements of Rule 15c3-3 under Section K(2) (ii) of the Rule.

TRUSTCORE INVESTMENTS, INC.
(a wholly-owned subsidiary of TrustCore Financial, Inc.)

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

As of December 31, 2009

The Company is exempt from the requirements of Rule 15c3-3 under Section K(2) (ii) of the Rule.

TRUSTCORE INVESTMENTS, INC.
(a wholly-owned subsidiary of TrustCore Financial, Inc.)

Reconciliation, Including Appropriate Explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3

December 31, 2009

A reconciliation of the net capital computed with the computation of net capital on the December 31, 2009 FOCUS Report - Part IIA is shown below:

Net capital computed on Schedule 1 and as computed on the Company's FOCUS Report - Part IIA (unaudited) at December 31, 2009	$ 110,782

The Company is exempt from the requirements of Rule 15c3-3 under Section K(2)(ii) of the Rule.

TRUSTCORE INVESTMENTS, INC.
(a wholly-owned subsidiary of TrustCore Financial, Inc.)

Reconciliation Between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation

December 31, 2009

Not Applicable

Schedule 6

TRUSTCORE INVESTMENTS, INC.
(a wholly-owned subsidiary of TrustCore Financial, Inc.)

Material Inadequacies Found to Exist or Found to Have Existed Since the Date of the Previous Audit

December 31, 2009

None

MAGGART & ASSOCIATES, P.C.

Certified Public Accountants

150 FOURTH AVENUE, NORTH
SUITE 2150
NASHVILLE, TENNESSEE 37219-2417
Telephone (615) 252-6100
Facsimile (615) 252-6105

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To The Board of Directors
TrustCore Investments, Inc.
(a wholly-owned subsidiary of TrustCore Financial, Inc.)
Brentwood, Tennessee

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2009, which were agreed to by TrustCore Investments, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating TrustCore Investments, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIP-7T). TrustCore Investments, Inc.'s management is responsible for the TrustCore Investments, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries dated March 3, 2009; December 2, 2009; and February 16, 2010 noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2009, noting no differences;

3. No adjustments were reported in Form SIPC-7T; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T without any adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

February 17, 2010

TRUSTCORE INVESTMENTS, INC.
(a wholly-owned subsidiary of TrustCore Financial, Inc.)

Schedule of Assessment and Payments
[Transitional Assessment Reconciliation (Form SIPC-7T)]

December 31, 2009

Total revenue (for the period April 1, 2009 to December 31, 2009)			$ 1,301,426
Additions			-
Deductions			-
SIPC net operating revenues			$ 1,301,426
General SIPC assessment for the period April 1, 2009 to December 31, 2009			$ 3,254
Less payments applied to the assessment (excluding interest):			
Payment Date		Payment Amount	
March 3, 2009	(Form SIPC-4)	$ 150	
December 2, 2009	(Form SIPC-6)	848	
February 16, 2010	(Form SIPC-7T)	2,256	
			3,254
			$ -

TRUSTCORE INVESTMENTS, INC.
(a wholly-owned subsidiary of TrustCore Financial, Inc.)

Financial Statements and Supplementary Data

December 31, 2009

(With Independent Auditor's Report Thereon)

MAGGART & ASSOCIATES, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
NASHVILLE, TENNESSEE

TRUSTCORE INVESTMENTS, INC.
(a wholly-owned subsidiary of TrustCore Financial, Inc.)

Table of Contents

MAGGART & ASSOCIATES, P.C.
Certified Public Accountants
150 FOURTH AVENUE, NORTH
SUITE 2150
NASHVILLE, TENNESSEE 37219-2417
Telephone (615) 252-6100
Facsimile (615) 252-6105

Independent Auditor's Report on Internal Control

To the Board of Directors
TrustCore Investments, Inc.
Brentwood, Tennessee

In planning and performing our audit of the financial statements of TrustCore Investments, Inc. (the Company), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Maggart & Associates, P.C.

MAGGART & ASSOCIATES, P.C.

Nashville, Tennessee
February 17, 2010